

04001485

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 43213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2003___ AND ENDING ___12/31/2003___

   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charter Oak Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   1520 Highland Avenue

(No. and Street)

Cheshire	CT	06410
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   Robert S. Malik   203-272-3597 x1

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Federico & Sette P.C. (Michael J. Federico, CPA)

(Name – *if individual, state last, first, middle name*)

P. O. Box 185220	Hamden	CT	06518
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 16 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Robert S. Malik_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____Charter Oak Asset Management, Inc._____ , as of _12-31_____ , 20 _03___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

President
_____
Title

Louise H Ferguson   Commission expires 4/1/05
_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CHARTER OAK ASSET MANAGEMENT, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2003



ederico MICHAEL J. FEDERICO, C.P.A.

Sette, P.C. LYNN V. SETTE, C.P.A.

Independent Audit Report

To the Board of Directors
and Stockholders of:
Charter Oak Asset Management, Inc.
Cheshire, Connecticut

We have audited the accompanying balance sheet of Charter Oak Asset
Management, Inc. as of December 31, 2003 and the related statements
of income, comprehensive income, and retained earnings, and cash
flows for the year then ended. These financial statements are the
responsibility of the Company's management. Our responsibility is
to express an opinion on these financial statements based on our
audit.

We conducted our audit in accordance with generally accepted
auditing standards. Those standards require that we plan and
perform the audit to obtain reasonable assurance about whether the
financial statements are free of material misstatement. An audit
includes examining, on a test basis, evidence supporting the
amounts and disclosures in the financial statements. An audit also
includes assessing the accounting principles used and significant
estimates made by management, as well as evaluating the overall
financial statement presentation. We believe that our audit
provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present
fairly, in all material respects, the financial position of Charter
Oak Asset Management, Inc. as of December 31, 2003, and the results
of its operations and its cash flows for the year then ended in
conformity with generally accepted accounting principles and
pursuant to Section 17a-5(d) of the National Association of
Securities Dealers, Inc.

February 18, 2004

A Professional Corporation of Certified Public Accountants and Consultants

2690 WHITNEY AVENUE • P.O. BOX 185220 • HAMDEN, CT 06518 • 203.248.9966 TEL • 203.248.1473 FAX

CHARTER OAK ASSET MANAGEMENT, INC.
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

Current Assets:
Cash	$ 57,388	
Investments Available for Sale - Note 7	14,175	
Total Current Assets		$ 71,563

Fixed Assets:
Office Equipment	25,494	
Furniture & Fixtures	22,503	
Total Fixed Assets	47,997	
Less: Accumulated Depreciation	(35,953)	
Fixed Assets - Net		12,044

Other Assets:
Security Deposits	1,709	
Total Other Assets		1,709
TOTAL ASSETS		$ 85,316

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:
  Accounts Payable $ 7,305

Total Liabilities   7,305

Stockholder's Equity:
  Common Stock - no par, 5,000 shares
    authorized, 2,100 shares issued and
      outstanding   7,000
  Retained Earnings   71,011

  Total Stockholder's Equity   78,011

  TOTAL LIABILITIES AND
  STOCKHOLDER'S EQUITY $ 85,316

See Accompanying Notes to Financial Statements.

FEDERICO & SETTE, P.C. • CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS • HAMDEN, CT

CHARTER OAK ASSET MANAGEMENT, INC.
STATEMENT OF INCOME, COMPREHENSIVE INCOME,
AND RETAINED EARNINGS
FOR THE YEAR ENDED
DECEMBER 31, 2003

Services	$ 606,734
General & Administrative Expenses	608,848
Operating (Loss)	(2,114)
Other Income & (Expense):	
Dividend Income	1,151
Depreciation Expense	(2,612)
Net Loss	(3,575)
Other Comprehensive Income:	
Unrealized Holding Loss - Note 7	(825)
Comprehensive Loss	(4,400)
Retained Earnings - January 1, 2003	75,411
Retained Earnings - December 31, 2003	$ 71,011

See Accompanying Notes to Financial Statements.

EXHIBIT C

CHARTER OAK ASSET MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2003

Cash Flows from Operating Activities:

Net Loss - Exhibit B   ($ 3,575)

Adjustments to reconcile net income to
 net cash flows used by operating
  activities:

  Depreciation   2,612
  Increase in Accounts Payable   463

   Net Cash Flows Used by
    Operating Activities: (500)

   Net Decrease in Cash   (500)

Cash and Cash Equivalents - January 1, 2003   57,888

Cash and Cash Equivalents - December 31, 2003 $ 57,388

Supplemental Disclosure of Cash Flow Information

    Cash Paid for Income Taxes $ 0

See Accompanying Notes to Financial Statements.

FEDERICO & SETTE, P.C. • CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS • HAMDEN, CT

CHARTER OAK ASSET MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS

1. Organization:

Charter Oak Asset Management, Inc. was organized and incorporated on February 27, 1987. The Corporation's stock is wholly owned by Robert Malik. The Company is engaged in providing investment advice to the general public.

2. Summary of Significant Accounting Policies:

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates and those differences may be material.

Fixed assets are stated at historical cost. Depreciation is computed utilizing the straight line method over the assets estimated useful life.

For the purpose of the statement of cash flows the Company considers cash in its operating accounts as cash and cash equivalents.

Advertising and or promotion costs, if incurred, are included in general and administrative expenses, and are expensed as incurred.

3.   Income Taxes:

The Company has elected to be taxed as a Subchapter "S" Corporation under Section 1362 in The Internal Revenue Code. This section provides that in lieu of corporate income taxes, the stockholder is taxed on the Company's taxable income.

4.   Net Capital Requirements:

The Company is subject to the NASD net capital rule, Section 17A-5(d), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $ 60,984 which was $ 55,984 in excess of its required net capital of $5,000.

5.   SEC Rule 15c3-3 Exemption:

Charter Oak Asset Management, Inc. claims an exemption from Securities and Exchange Commission Rule 15c3-3 as a result of its limited business activities as a Broker Dealer as outlined at Rule 15c3-3(k)(1)*i,ii,and iii.*

CHARTER OAK ASSET MANAGEMENT, INC.
NOTES TO THE FINANCIAL STATEMENTS

6.   Leasing Arrangements:

The Company operates from office space located at 1520 Highland Avenue, Cheshire, Connecticut. The lease is a three year lease that is renewable for an additional two year period. The Company elected to exercise its option to renew its lease through August 2008. The Company is currently paying rent at the base rent of $ 1,858.00 per month. Rent expense for the year ended December 31, 2003 was $ 21,619.

The future minimum lease payments for the above noted lease for the years following December 31, 2003 are as follows:

For the year ending December 31,	Amount
2004	$ 22,296
2005	22,780
2006	23,736
2007	23,736
2008	15,824
	$108,372

7.   Investments & Comprehensive Income:

The amount presented here, namely $14,175, represents the carrying value of 1500 shares of NASDAQ Stock Market, Inc.   The original purchase price was $18,900.   The $4,725 reduction in carrying value represents the unrealized loss on market value.   This loss has been recognized in accordance with FAS 130, Reporting Comprehensive Income.

The Company has adopted the provisions of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" in the current year.   FAS 130 governs the financial statement presentation of changes in retained earnings from non-shareholder sources.   Other comprehensive income or loss reported in these financial statements represents the unrealized loss on available for sale securities.

7.   Investments & Comprehensive Income: - continued

The investments in the NASDAQ stock were previously resticted
stocks. The restriction on the marketabilty of these stocks
has been eliminated and this investment can now be readily
traded.

8.   Pension Plan:

The Company has instituted a Simplified Employee Pension for
all eligible employees. The contribution to the plan for the
year ended December 31, 2003 is $47,276.



MICHAEL J. FEDERICO, C.P.A.

LYNN V. SETTE, C.P.A.

INDEPENDENT AUDITOR'S REPORT ON
SUPPLEMENTAL INFORMATION

To the Board of Directors
and Stockholders of:
Charter Oak Asset Management, Inc.
Cheshire, Connecticut

Our audit was made for the purpose of forming an opinion on the
basic financial statements taken as a whole. The additional data
included in the following schedules are presented for the purpose
of additional analysis and is not a required part of the basic
financial statements. Such information has been subjected to the
auditing procedures applied in the audit of the basic financial
statements and in our opinion, is fairly stated in all material
respects in relation to the basic financial statements taken as a
whole.

February 18, 2004

A Professional Corporation of Certified Public Accountants and Consultants

2690 WHITNEY AVENUE • P.O. BOX 185220 • HAMDEN, CT 06518 • 203.248.9966 TEL • 203.248.1473 FAX

CHARTER OAK ASSET MANAGEMENT, INC.
SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED
DECEMBER 31, 2003

Broker Dealer Dues & Fees	$ 1,427
Research and Product Development	4,214
Auto Expense	2,991
Computer Supplies	168
Consulting Fees	1,730
Donations	18,787
Dues & Fees	820
Equipment Rental & Maintenance	753
Insurance	14,489
Legal & Accounting	2,266
Office Expenses	20,532
Pension Expense	47,276
Software	2,819
Rent	21,619
Salaries	446,382
Subscriptions	3,519
Taxes - Payroll	15,012
Taxes - Other	1,119
Telephone & Utilities	2,925
Total General & Administrative Expenses	$ 608,848

See Accompanying Independent Auditor's Report on Supplemental Information.

CHARTER OAK ASSET MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2003

Total Ownership Equity $ 78,011

Total Non-Allowable Assets   (13,753)

Net Capital Before "Haircuts"   64,258

Less: "Haircuts"

 2% of Money Market Funds &
 15 % of Stock Invest.   (3,274)

Net Capital $ 60,984

No Material Differences Exist

See Accompanying Independent Auditor's Report on Supplemental
Information.

FEDERICO & SETTE, P.C. • CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS • HAMDEN, CT

CHARTER OAK ASSET MANAGEMENT, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2003

A. Minimum Net Capital Required $ 487 .
   (Based on Aggregate Indebtedness
      6.67% of AI)

B. Minimum Dollar Requirement   5,000

   Net Capital Requirement:
     Greater of A or B   5,000

   Excess Net Capital   55,984

   Excess Net Capital @ 1000%
     (Net Capital - 10% of AI)   60,253

   Total AI Indebtedness
     (AI Liabilities from Balance
         Sheet) $ 7,305

   No Material Differences Exist

See Accompanying Independent Auditor's Report on Supplemental
Information.

FEDERICO & SETTE, P.C. • CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS • HAMDEN, CT

CHARTER OAK ASSET MANAGEMENT, INC.

INDEPENDENT AUDITOR'S REPORT ON

INTERNAL CONTROL

ederico

Michael J. Federico, c.p.a.

Sette, P.C.

Lynn V. Sette, c.p.a.

To the Board of Directors
Charter Oak Asset Management, Inc.
Cheshire, Connecticut

In planning and performing our audit of the financial statements, we considered the Company's internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. We noted no certain matters involving the internal control structure and its operation that we considered to be reportable conditions under standards established by the American Institute of Certified Public Accountants.

Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control structure that, in our judgement, could adversely affect the organization's ability to record, process, summarize and report financial data consistent with the assertions of management in financial statements.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control structure and its operation that we consider to be a material weakness.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above.

This report is intended for the information of the management of Charter Oak Asset Management, Inc. and the National Association of Securities Dealers, Inc.

February 18, 2004

A Professional Corporation of Certified Public Accountants and Consultants

2690 Whitney Avenue • P.O. Box 185220 • Hamden, CT 06518 • 203.248.9966 tel • 203.248.1473 fax